Filed by Becton, Dickinson and Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Becton, Dickinson and Company

(Commission File No. 001-04802)

The following is a transcript of a joint conference call held by Udit Batra, CEO and President of Waters Corporation (“Waters”) and Tom Polen, Chairman, CEO and President of Becton, Dickinson and Company (“BD”) on July 14, 2025 at 8:00 a.m. ET in connection with the proposed business combination between Waters Corporation and Augusta SpinCo Corporation, a wholly owned subsidiary of BD.

Moderator:

Good morning. Welcome to the Waters and BD Biosciences & Diagnostic Solutions Announcement Conference call. All participants will be in a listen-only mode until the question-and-answer session begins. This call is being recorded. If you have any objections, please disconnect at this time. It is now my pleasure to turn the call over to Mr. Caspar Tudor, head investor relations at Waters Corporation. Please go ahead, sir.

Caspar Tudor:

Thank you, Leila. Good morning everyone, and thank you for joining us on short notice. Earlier today, we announced Waters Combination with BD’s Biosciences & Diagnostic Solutions Business via a Reverse Morris Trust. I hope everyone has had the opportunity to review the press release we issued. We’ve also posted our slide deck presentation and additional materials to our respective investor relations websites. A replay of this call will be available shortly after its conclusion.

Before we begin, I would like to remind you that today’s call may contain forward-looking statements. Actual results and future events may materially differ from these statements based on factors described in today’s release and our investor presentation, the risk factors section of our Form 10K and most recent 10Q and the subsequent filings we make with the SEC as well as BD’s most recent 10K, 10Q, and other SEC filings. We do not undertake any duty to update forward-looking statements.

Today’s call also contains certain non-GAAP financial measures. Please refer to our most recent earnings release and investor presentation for important disclosures regarding such measures. Additionally, in connection with the transaction, Waters intends to file with the SEC a registration statement which will include a proxy statement containing important information regarding the transaction.

On the call today are Dr. Udit Batra, Waters President and Chief Executive Officer; Tom Polen, BD Chairman, CEO, and President; Amol Chaubal, Waters Senior Vice President and Chief Financial Officer; and Christopher DelOrefice, BD’s Executive Vice President and Chief Financial Officer. After the prepared remarks, we’ll open the call-up for Q&A. I’ll now turn the call over to Udit to begin today’s presentation.

Dr. Udit Batra:

Thank you, Caspar, and good morning everyone. We are thrilled to announce today that Waters has agreed to issue 39.2% of its shares to BD shareholders and assume $4 billion of debt to acquire the BD Biosciences & Diagnostic Solutions business. This is a rare and powerful opportunity to unite two industry leaders with complementary capabilities, a legacy of pioneering science and a shared, deep-rooted culture of innovation. Over many decades both organizations have earned the trust of researchers, clinicians, manufacturers and regulators by developing technologies that define the categories that they have created and support science at scale, both reliably and consistently in high-volume, regulated settings.

In fact, both Waters’ liquid chromatography and BD’s flow cytometry instrumentation have supported Nobel Prize-winning research. That speaks volumes about the caliber of innovation embedded in both companies, which is at the core of this combination. Today is about uniting those trends to create something even greater. Today’s announcement is a significant value-creation opportunity. It creates an innovation leader with robust financial strength, serving high-volume regulated applications with industry-leading brands. For 2025, the combined company is expected to generate pro-forma revenue of about $6.5 billion, with adjusted EBITDA of approximately $2 billion.

Around 10% of product sales will be spent on R&D, which will sustain the company’s high caliber of innovation. The company will approximately have 16,000 employees and be headquartered in Milford, Massachusetts. This combination positions us to deliver exceptional long-term benefits for customers and shareholders by uniting Waters leadership in downstream analytical workflows with BD’s strength in cellular analysis and diagnostics. Here are four key reasons why this transaction stands out.

First, it significantly expands our opportunity set in large and attractive markets. The combination doubles our total addressable market to approximately $40 billion, expanding a broader range of durable volume-driven end markets that grow five to 5-7% annually. These are areas where demand is tied to consistent growth drivers like pill count, infection rates, and disease detection – serving the needs of a global aging population.

Second, it offers an unparalleled strategic fit, allowing Waters to immediately apply its commercial tools while also advancing our stated strategic ambition in high growth areas.

Third, the combination enhances the stability of our growth. Over 70% of revenue is annually recurring. In addition, over half of combined instrument revenue consists of routine replacement, which takes place after 5-10 years. The high degree of annual revenue recurrence results in a more resilient and predictable growth profile, smoothing out capital purchasing cycles while retaining strong exposure to long-term growth drivers.

And four, the transaction supports an industry leading financial outlook. We expect significant cost and revenue synergies, a rapid path to industry flagship margin levels and strong growth at both the top and bottom line. The combination is expected to deliver mid- to high-single-digit revenue growth, mid-teens adjusted EPS growth, as well as rapid EPS accretion and leading cash flow generation.

In short, this is a highly complementary combination from a strategic, operational and financial standpoint that is expected to create significant long-term value for our shareholders. We will now cover each of these value drivers in more detail.

This combination more than doubles Water’s total addressable market to 40 billion, up from 19 billion TAM. It also adds greater breadth across end markets and applications reducing dependency on any single segment. A defining strength of the combined company is the unique focus on downstream regulated applications. These are non-discretionary high-volume workflows where testing is mandated by regulation or quality standards. Demand is driven by stable growth factors such as global pill count, disease burden, and routine safety testing across pharma and biopharma, food and environmental, and diagnostics segments. The benefit of serving these applications is that associated demand is truly recurring and is tied to critical needs rather than discretionary budget cycles. They also enable a strong financial profile and offer consistent growth across various market cycles, as you’ve seen with our chemistry and service business over the past several years. In short, this combination places us at the center of some of the most attractive and durable end markets in science and healthcare.

Combination creates a unique opportunity to deliver significant value across multiple dimensions all at the same time. It unlocks immediate commercial impact by enabling us to apply our proven execution pay book at greater scale. We expect to create meaningful value within the bioscience and diagnostic solutions business by deploying our core enterprise growth initiatives just as we’ve done very successfully at Waters.

This includes instrument replacement across an additional 70,000 installed base and increasing service plan attachment like the 800 basis point increase we’ve achieved at Waters over the past five years. It also includes improving e-commerce adoption across a larger consumables portfolio and driving new product launch excellence. These are the same levers that have driven Waters’ transformation, and we are confident in our ability to replicate that success here.

At the same time, our customer bases are naturally complementary. Waters has expertise in downstream pharmaceutical applications and food and environmental workflows, while BD Biosciences & Diagnostic Solutions has expertise in pharma, clinical and diagnostics. This presents attractive cross-selling opportunities, such as for our tandem quad mass spectrometers into pharma drug metabolism and pharmacokinetics.

Finally, the combination offers an unparalleled strategic fit as it enables us to accelerate our entry into several of our defined high-growth adjacencies, all simultaneously. This includes BioSeparations, Bioanalytical Characterizations, and Multiplex Diagnostics.

One of the most compelling aspects of the combination is how it enhances our growth stability. If there’s one thing we could all benefit from in the tool space, it’s more consistency. This combination supports a more resilient and recurring growth profile that will bridge CapEx cycles.

We’re bringing together iconic brands with deep customer trust, which is an incredible starting base. Together, these brands will make up over 80% of the combined company’s revenue. Each of these brands offers exceptional innovation that solves customers’ unmet needs. This is sustained by an industry-leading R&D spend at 10% of product sales.

Together, the new Waters will derive approximately 70% of its revenue from annually recurring sources, which is a significant step up from where we are today. Even on the instrument side, there is a high degree of recurrence as over half of this revenue will be linked to routine replacement, which takes place every 5- 10 years. This high degree of recurring revenue will form a solid foundation of durability and predictability that will benefit us through various market conditions.

Let’s now turn to the financial outlook for the combined company. First, let me set the stage. This combination brings together two strong and growing businesses. Waters has delivered mid-single-digit-plus historical growth and currently has a growth potential into the high-single-digits over the near to midterm, which we outlined at our Investor Day earlier this year. BD’s Bioscience & Diagnostic Solutions business has also historically grown at mid-single-digit-plus with approximately 80% annual recurring revenue.

With this strong foundation and the benefit of approximately 290 million in expected revenue synergies, we view the combined company as having a solid and realistic mid- to high-single-digit revenue growth profile over the near to midterm that investors can truly believe. Importantly, the combination also offers a significant margin development opportunity. We expect to begin with an adjusted operating margin of approximately 27% and intend to expand that by around 500 basis points by 2030. This puts us on a rapid path to reaching industry flagship margins levels within just a few years.

Now, with a more detailed look. The first thing to point out is that this transaction offers a compelling financial profile and yields outstanding financial benefits across every dimension. We see significant synergy potential with $200 million in cost savings expected by year three and 290 million in revenue synergies expected by year five, driving strong value creation. Amol will discuss these synergies in more detail later in the call.

The combined company offers an industry-leading financial outlook with projected mid- to high-single-digit annualized revenue growth and mid-teens annualized EPS growth through the end of the decade. We also expect the deal to be adjusted EPS accretive in year one. As I mentioned a moment ago, this financial outlook will place us at the top of the sector and comes with approximately 500 basis points of expected adjusted operating margin expansion over five years.

Not only are the financial benefits compelling, but the transaction multiple is attractive at 13.8 times with run rate synergies and 18.9 times on a pre-synergy basis.

Finally, our balance sheet will remain healthy and flexible with rapid deleveraging supported by strong free cash flow generation. I will now hand it over to Tom to highlight the strengths and trajectory of the BD Bioscience & Diagnostic Solutions business and share his thoughts on why this exciting opportunity is such a good fit.

Tom Polen:

Thank you, Udit, and hello everyone. We are very pleased to be here with the Waters team. We believe this transaction represents both a tremendous outcome for the Biosciences & Diagnostic Solutions business and creates significant value for shareholders. Before I introduce the business in more detail, I want to share some background on BD’s perspective and what led us here. Earlier this year, following a comprehensive portfolio evaluation, BD announced its commitment to separate this business to enhance focus and unlock value. Since then, we conducted a thorough process engaging widely with a large number of interested parties and assessed all transaction options. I’m pleased to honor our commitment and deliver a strong outcome for our shareholders.

Ultimately, we determined that an RMT with Waters is the ideal structure to immediately unlock value for BD shareholders and create a unique opportunity to participate in the upside of the combined company. With a shared culture of pioneering science, complementary portfolios, commercial strengths, and a strong financial profile, we’re extremely excited to be establishing a new leader in the life science tool industry. Additionally, this transaction also enables our shareholders to capture the tremendous long-term opportunity of the new BD, which will be a scale pure play med tech leader with enhanced focused, greater opportunity to drive growth investments, and accretive capital allocation opportunities.

Turning to the businesses, BD Biosciences is the undisputed pioneer that invented the modern field of flow cytometry. Helping scientists revolutionize our understanding of cell biology in the fields of cancer, infectious disease, and immune health, enabling countless breakthrough therapies. BD Diagnostic Solutions is a pioneer in microbiology research and clinical diagnostics with multiple world firsts in advancing the diagnosis of conditions such as sepsis, TB, COVID, and other infections, and in applying robotics and AI to advanced infectious disease testing. Both serve attractive and complementary end-markets to Waters’ where there is significant headroom for growth.

And importantly, our business model is a natural fit with Waters, combining instruments, consumables, informatics, and service. The businesses are anchored by a vast installed base of products in both flow cytometry, within our Biosciences business, and microbiology, together with fast-growing molecular diagnostics within our Diagnostic Solutions. For as long as I can remember, there’s never been a time when both Biosciences & Diagnostic Solutions had such exceptionally strong innovation pipelines. In Biosciences, we’re transforming flow cytometry with continued series of innovations, including our new FACSDiscover instruments, new antibodies, dyes, and assays, along with scaling our single cell multiomics platform.

In fiscal year 2024, Biosciences generated $1.5 billion in revenue, addressing a $7 billion market growing high-single-digits. Key growth drivers include advanced QC workflows for therapeutics and increasing demand for single cell resolution to understand complex disease biology.

On the Diagnostic Solutions side, the business is expanding its syndromic menu from medium throughput laboratories through BD MAX, is expanding into the high-throughput molecular space with BD COR.

Our Onclarity HPV assay is set to transform cervical cancer screening globally by enabling at-home self-collection. And in microbiology, we’re excited about the upcoming launch of our next-generation BACTEC system.

In fiscal year 2024, Diagnostic Solutions delivered $1.8 billion in revenue, addressing a $15 billion market growing mid-single-digits-plus; driven by rising infectious disease testing, antimicrobial resistance surveillance, and greater lab automation to improve throughput and efficiency. Overall, this business is well-positioned to create value under any separation structure, with focused investments and capital deployment dedicated to the life science industry.

Biosciences & Diagnostic Solutions operate with a strong portfolio and pipeline and market segments growing mid- to high-single-digits. In fiscal 2024, together these businesses generated approximately $3.4 billion in revenue, with over 80% recurring revenue and an approximately 26% adjusted EBITDA margin, including around $100 million of estimated allocated corporate costs necessary to support the business. The portfolio is diversified across end-markets and geographies, but all are tied to resilient, regulated categories requiring differentiated capabilities.

With Waters’ operational focus, execution playbook, deep life sciences expertise, highly complementary portfolio, and strong commitment to innovation, we see a step-change opportunity ahead to unlock the full potential of Biosciences & Diagnostics. We are confident that Waters, under Udit’s leadership, represents the best path to create substantial value for shareholders while ensuring our employees continue their legacy of delivering innovative, meaningful solutions for global healthcare. With that, I will turn the call back to Udit to talk about Waters’ strong foundation and the promising path that lies ahead for the combined company.

Dr. Udit Batra:

Thank you. Thank you, Tom, for your remarks, and for what has been a thorough and collaborative process. At Waters, we too have built a highly repeatable business model centered around downstream regulated applications where high throughput, compliance, and reliability are critical. This business model enables us to simplify complex instruments without losing sophistication. It is underpinned by compliant enterprise software that assures data integrity, industry-leading chemistry capabilities, and an award-winning dedicated service business.

Our model centers on four integrated pillars: Instruments, Informatics, Consumables, and Service, which together have created a durable ecosystem. Our business is a razor blade model. However, the razor is actually Empower, our compliant informatics platform, which serves as the interface between manufacturing QAQC labs and regulators. Approximately 80% of novel drugs submitted to the FDA, EMA, and the China NMPA are done so using Empower.

We have a broad installed base of instrument systems across liquid chromatography, mass spectrometry, light scattering, and others, which themselves are razor blades, as they’re replaced every five to seven years. Then, of course, we have Service and Chemistry, which we categorize as annually recurring revenue.

What sets Waters apart is our deep customer loyalty, driven by decades of breakthrough innovation, exceptional service coverage, and consistent reinvestment in R&D at around 10% of product revenue. Our expertise in downstream high-volume applications enables us to capture growth across an exciting mix of fast-growing testing opportunities in manufacturing settings such as biologics, GLP-1s, and generic off-patent therapeutics.

For many of you who have followed Waters in recent times, this dashboard will look familiar. Over the past five years, we’ve executed a focused and disciplined transformation built around enterprise-wide growth initiatives. We embedded instrument replacement programs into our commercial cadence through service plan attachment to over half of our installed base, expanded e-commerce, and elevated operational execution. These actions helped drive consistent commercial momentum.

At the same time, we revitalized our innovation engine, launching major products like the Alliance iS, Xevo TQ Absolute, and MaxPeak Premier columns, each of which has solved critical unmet needs and achieved vertical commercial success. And we expanded into high-growth adjacencies like bioseparations, bioanalytical testing, and specialty clinical diagnostics, both organically and through M&A, including our acquisition of Wyatt Technology. The transformation at Waters was deliberate, successful, and built on a model that is now fully embedded in how we operate.

Waters enters this transaction from a position of strength. In 2024, our total revenue was around $3 billion, with EBITDA of $1.1 billion and an industry-leading adjusted operating margin of 31%. We serve essential roles in pharma, with approximately 85% of our segment revenue tied to development and manufacturing QAQC. We have a balanced global footprint and a robust installed base of over 170,000 systems that continues to drive recurring revenue and service growth. Importantly, Waters’ standalone organic growth, adjusted EBITDA margin, and free cash flow as a percentage of revenue have all been well above the peer group average, highlighting the strength and durability of our financial model.

Next, I want to highlight the powerful strategic fit of this deal and how it fast-tracks our ambitions into multiple high-growth adjacencies, all simultaneously. First, the combination allows us to meaningfully accelerate innovation in our bioseparation’s high-growth adjacency. Waters is an innovation leader in chemistry separations and has launched a number of very successful large molecule chromatography columns, such as MaxPeak Premier, which have grown mid-double digits for several years now. By pairing together the deep chemistry expertise at Waters and the deep biology expertise at BD, we will be able to create next-generation consumables that will support the next wave of high-volume pharmaceutical growth in biologics and novel modality areas.

Next, bioanalytical characterization. Waters is uniquely positioned to bring flow cytometry downstream into large molecule QAQC, gGiven our empowered platform and our established presence in these labs. This is the perfect time to do so, as flow cytometry instruments are already seeing adoption in large molecule QAQC within cell therapy, particularly in quality control and release testing of cell-based products. By adding flow cytometry into our large molecule characterization suite, we extend our capabilities beyond molecular composition, which are currently served by mass spec and light scattering and the structural and functional analysis for receptor interaction and biological response. This allows us to measure the impact of therapeutic agents based on precise characterization of live cells.

We have long been looking for a partner that brings deep biologics expertise, including a strong portfolio of reagents. BD brings exactly that, enabling us to accelerate our entry into these application areas. It provides us with the capabilities needed to significantly shape and increasingly participate in the exciting growth area of downstream large molecule testing.

This combination also meaningfully advances our long-term ambition to bring LC-MS further into multiplex diagnostics. This is an area where we believe there is a significant unmet need and value creation opportunity, as more proteins are becoming relevant for early disease detection or minimal residual disease monitoring. In these workflows, there is often cross-reactivity between biomarkers, which is where other systems fall short.

Waters brings world-class expertise in liquid chromatography, mass spec, and validated analytical methods. But we lack regulatory and market access capabilities, global commercial reach in core and specialty labs, as well as reagents and automated sample prep. With this combination, BD brings the diagnostics infrastructure we’re missing and has a trusted presence among customers that we will ultimately scale towards with this technology.

Now that I’ve covered the strategic and operational logic behind this transaction, I will now turn it over to Amol to cover the financial benefits and voting. Amol?

Amol Chaubal:

Thank you, Udit, and good morning everyone. I’m excited to walk you through the financial benefits of this compelling strategic combination. It has sound industrial logic and offers an industry-leading financial outlook.

We expect to create significant shareholder value through both cost and revenue synergies. We expect approximately $200 million of annualized cost synergies by year three post-closing, which largely stem from optimizing our manufacturing and supply chain from procurement and from other efficiencies across SG&A. These synergies are net of both increased scale and continue targeted investments in commercial and R&D.

We are also very confident that we can deliver approximately $290 million of annualized revenue synergies by year five post-closing as we deploy our proven execution model to instrument replacement, e-commerce, and service, and pursue the high growth adjacencies as Udit outlined.

We will also unlock several unique cross-selling opportunities by leveraging the complementary strengths of two trusted market-leading portfolios. Together, this translates to approximately $345 million of annualized EBITDA contribution expected by year five.

The combined business has a high-quality financial profile and significant long-term upside. The five-year growth and profitability projection set us apart from our peers and will place us at the top of the industry. The combined company is positioned to deliver a compelling compounded growth profile over the next five years that investors can believe in.

This includes mid to high single-digit expected revenue CAGR growth, approximately 500 basis points of expected adjusted operating margin expansion, and mid-teens expected adjusted EPS CAGR growth. This is all while maintaining our commitment to investing 10% of product sales into R&D. By 2030, we expect to reach $9 billion in revenue and $3.3 billion in adjusted EBITDA, with an industry-leading 32% adjusted operating margin percentage.

This is a business that pairs world-class innovation with world-class financial performance, creating significant and durable value for shareholders. As we’ve said in the past, our focused approach and strong free cash flow profile positions us well to execute on this opportunity. We also expect to reduce net leverage to below two times within 18 months.

The combination structure is a Reverse Morris Trust, in which BD will spin off its Biosciences & Diagnostic Solutions business and simultaneously merge it with Waters in a tax-efficient transaction valued at approximately $17.5 billion. On a pro forma basis, Waters shareholders will own approximately 60.8% of the combined company and BD shareholders will own approximately 39.2%. Waters is expected to assume approximately $4 billion of net debt, as BD will receive approximately $4 billion of cash distribution prior to closing, subject to adjustments.

In summary, our strong financial foundation will be enhanced further and will enable significant value creation for the combined companies’ shareholders. I will now turn it back to Udit to share some further details and closing remarks.

Dr. Udit Batra:

Thank you, Amol. The name of the combined company will remain Waters and will be listed on the New York Stock Exchange under the ticker WAT. Amol and I will lead the combined management team. We will retain our corporate headquarters in Milford, Massachusetts, while maintaining a strong presence in key BD Bioscience & Diagnostic Solutions sites. The transaction is expected to close around the end of the first quarter of calendar year 2026, subject to receipt of required regulatory approvals, Waters shareholder approval, and satisfaction of other customary closing conditions.

In summary, this is a combination of two pioneering businesses uniquely suited for each other. Waters and BD Biosciences & Diagnostic Solutions share a rich legacy of innovation, complimentary expertise in regulated, high-volume settings, and a deep commitment to science and solving customers’ unmet needs. Together this combination will create a company with broader capabilities, best-in-class technologies, industry leading financials, and a clear runway for sustainable long-term growth.

This transaction is not just additive, it is transformational. It creates a life science and diagnostic leader with a strong foundation and a clear focus built to shape the future of regulated science and deliver meaningful value to shareholders, customers, and employees alike. We continue to execute at a high level at Waters, and we are seeing further strong momentum in our business. We look forward to going through our second quarter financial results with you all at our upcoming earnings call on August 4th. With that, I will turn the call back to Caspar.

Caspar Tudor:

Thank you, Udit. Moderator, we are now ready to open the line for questions.

Moderator:

We will now take questions. If you would like to ask a question, please use the raise hand feature at the bottom of your screen. If you’re dialed in by phone, press *9 to raise your hand and *6 to unmute. Please accept the prompt and unmute your audio when called upon. As a reminder, we are allowing one question and one follow-up. We will wait one moment to allow the queue to form. Our first question will come from Jack Meehan with Nephron. Your line is now open. Please go ahead.

Jack Meehan:

Thank you, and good morning, Udit and team.

Dr. Udit Batra:

Morning, Jack.

Jack Meehan:

Udit and team,this is a big, transformative move for you at Waters. I wanted to start with the revenue synergy opportunity. Can you talk about any customer dialogue you’ve had around the flow cytometry cross-sell in the QA, QC or LC in the diagnostics? And I’ll squeeze in my second question here as well, which is I know we’ll have earnings soon, but investors are very curious. I need to ask any color on the momentum you’re seeing in the base business through 2Q? Thanks.

Dr. Udit Batra:

Sure. So Jack, firstly, thank you and good morning. Let me start with the strategic rationale and how the revenue synergies fit in. I mean, this is absolutely a perfect fit. You’ve seen us talk about our operational rhythm over the last five years, with instrument replacement, with service attachment increase, with e-commerce adoption. And here comes BD with 70,000 more instruments that are planted in every laboratory around the globe. 20,000 are due for replacement in the next two years. We’re chomping at the bit to get going. E-commerce at 20% penetration, and we’ve traversed the journey to 40% already at Waters over the last five years. We intend to do the same over a much larger consumables portfolio at BD. And service attachment at BD Biosciences & Diagnostic Solution starts at 40%, which is where we were five years ago as well. And you can see how far we’ve come over the last five years there as well.

So we get to apply these operational levers on day one. So really excited about that and that gets us immediate revenue momentum. Second, on the strategic side, we’ve been very explicit about the adjacencies, right? We’ve said, look, we want to do to biologics and large molecule QA/QC, what we’ve done in the small molecule space and for that, we need additional reagents capabilities so we can continue to advance separation science for biologics. You are familiar with what we’ve done with MaxPeak Premier, which grows almost 40, 50% in year three to four of its launch. Now, with a large portion of reagents that we’ve been looking for a while that come from BD, we’re able to advance that agenda rapidly. So bioseparations advances immediately. Second in bioanalytical characterization, you ask the question around flow cytometry.

You’ll be familiar from our Investor Day presentations that we listed a variety of different instruments that we wanted to have in the biologics characterization suite and flow was one of them, and here comes the leader in flow cytometry who invented it and has won Nobel Prizes with it. So, we could not be more excited, and it’s already used now in QA/QC and in early disease detection. So, marry that with Empower and it’s going to be present in every QC lab, just like we’ve done with light scattering. And yes, customers have shown us their pro-cytometry instruments. I’ve seen it personally in a variety of QC labs. And then finally taking LC-MS into diagnostics again at Investor Day, one of the most positive feedbacks that we got was how our investors and analysts were positively surprised how far we’ve come in taking LC-MS into specialty diagnostics and we were very open that we still needed capabilities on the regulatory side, on sample prep, on automation, and here we’re consummating a combination with a leader in that space, which should overnight accelerate the growth into that area. Amol will add a couple of facts before we move on to your second question.

Amol Chaubal:

Yeah, no, I mean, look, all this adds up really well, and Udit covered it really, really well here.

Dr. Udit Batra:

Super. And on your question on earnings. Look, the momentum on the business remains really strong. Today is about the deal, so let’s focus on that today. Three weeks from now, I promise we will give you all the details that you want on the earnings. I can just say the momentum remains strong.

Jack Meehan:

Sounds good. If I can squeeze in one more. I think something that people historically have loved about the Waters thesis is that you have these market-leading businesses, and obviously the bioscience and microbiology businesses effect and bring that as well, but there’s some portion that are market-leading businesses, I think molecular and point of care players, but more competitive, can you talk about the strategic fit of those businesses and what you think about those for the long term?

Amol Chaubal:

Yeah. What people love about Waters is the quality of the asset Waters is, and this business that we are inheriting is exactly that. BD pioneered flow. It has supported Nobel Prize-winning research. The microbiology piece of BD is also very unique, very well moated, it does really well. If you look at it from that vantage point, almost 80% of this company is iconic brands that are trusted by customers and have an outstanding reputation in the marketplace.

Now, within the diagnostic piece, when you get into the molecular part or the point of care part, again there, you look at how BD has launched really nice innovation in the market that’s doing resoundingly well in the market like BD Max and BD Core. And that’s also very critical to our thesis because that really helps LC-MS in diagnostic find channels. It finds regulatory and market access expertise that accelerates asset menu production. It also helps us get into automation of LC-MS. So that’s a huge value creator for our significant adjacency.

Tom Polen:

Jack, this is Tom Polen as well. Just to add on, particularly on the molecular side, obviously as Amol described, a world leader and a pioneer in microbiology and in molecular really have been a pioneer in syndromic testing in the mid-throughput segment of the marketplace. As you know, BD Max continues to grow strong mid-teens growth rate. It’s been at that growth rate for many years, and it continues at that growth rate today. And BD core is quite a new platform to marketplace entering into an entirely new growth segment for BD that we haven’t been in the past with a highly differentiated assay for cervical cancer screening, and the first company to really pioneer the application of women self-sampling for annual cervical cancer screening by themselves at home, which we think is a game changer in that space, and we’re extremely well positioned to be the leader in transforming how care is delivered there. So, we’re really excited about the future of the molecular platform, and again, that’s going to do phenomenally in Waters’ hands.

Amol Chaubal:

Thank you, Tom.

Moderator:

Our next question will come from Rachel Vatnsdal with JP Morgan. Please go ahead.

Rachel Vatnsdal:

... much for taking the questions. First up, I just wanted to dig into the cadence of the synergies that you highlighted today. You walked us through the $200 million of cost synergies by year three and $290 million of revenue synergies by year five. So, how should we think about the cadence of that? Is it going to be more front-half loaded for either of those and walk us through the assumptions there?

Amol Chaubal:

Yeah I mean look, these synergies will gradually appear through the P&L cost roughly in three years and revenue roughly in five years and these synergies are super crisp. We’ve very cleanly identified areas where there are manufacturing or supply chain overlaps or abilities to consolidate volumes from a direct procurement point of view, places where on a commercial side we can really leverage our presence in both the businesses and the technology in both the businesses, and really leverage our positioning together with BD’s in how we service this business. Also, keep in mind, we get now much denser on our service organization that allows us to make premier offerings such as 24-hour turnaround time, et cetera.

On the revenue synergy side, we’ve adequately discussed. On one hand we are able to apply all our commercial initiatives like instrument replacement, e-commerce, and service attach. The three adjacencies are really fantastic, and it’s a very unique unparalleled match here where BD brings all the three missing skillsets that we were searching in the market for and meaningfully accelerates these adjacencies and the cross-selling opportunities are very real and very crisp. So, we should be able to deliver these revenue synergies over the course of five years.

Dr. Udit Batra:

I think the question also was annually, so cost is one-third, one-third, one-third for the three years roughly around that. So I hope that helps you get more clarity, Rachel.

Rachel Vatnsdal:

Yeah, that’s helpful. Then just as my follow-up here, I wanted to dig in R&D. So you highlighted the 10% of revenue spend on R&D there. Can you just walk us through how are you thinking about the innovation pipeline for the combined company? Where are you seeing some of that spend? Should we see some of the R&D more focused on the diagnostic side and some of the progress there, or more on flow cytometry for BD specifically moving forward?

Dr. Udit Batra:

Rachel, it’s too early to tell exactly how the portfolio allocation will occur, but all I can tell you is, I mean you know me now for several years, I’m excited about just what toys are coming into the shop. Let me start with the bioseparations area. We spend, in the chemistry business, we spend 70% of our R&D on biologics. That’ll continue, and now we have access to a world-leading provider of reagents. I can tell you our chemistry team is super, super excited. I mean, you should look for good news coming out immediately from there. Second, on the diagnostic side, you heard my colleague Jianqing Bennett talk about this at the Investor Day. We are in search for regulatory capabilities so that our assays get into customer’s hands as fast as possible with LC-MS. We wanted to get more market access into high-throughput labs, and here we go, we have global reach here.

I’m super excited about what we’re going to be able to do there. And then finally on bioanalytical, this is flow cytometry, BD is by far the leader in that area. We get to combine our understanding of informatics, compliant informatics, Empower. Look at what we’ve just finished doing with multi-angle light scattering. We took it into QA/QC in record time probably six months before what we had actually promised our customers, and we intend to do exactly the same here and we start even further with flow cytometry in QA/QC. It’s actually used to release cell therapies today. So I’m super excited.

Now, don’t ask me exactly where we will put what pennies. We will just simply be spending a ton on R&D and you know our discipline, I think when we met last time we talked a bit about the unmet need and the proof of concept, we have an innovation board. We intend to welcome the vast group of R&D colleagues at BD Biosciences & Diagnostics into our innovation board where we will look at unmet needs carefully, we will have an exacting view of the proof of concept, so they’ll go through exactly the same process. But I’m super excited about what’s [inaudible 00:44:10].

Amol Chaubal:

Yeah, it’s going to be a little bit fluid. Five years ago when we took over the Waters business, it was very similar coming in as mid-single digit plus, and over the course of time we created very unique idiosyncratic growth drivers like GLP-1, like PFAS, like in their generics, and this is going to be the same. There is so much opportunity here to create these unique idiosyncratic growth drivers over the course of next five years here.

Moderator:

Our next question will come from Tycho Peterson with Jeffries, please go ahead.

Tycho Peterson:

Hey, thanks. Udit, I wonder if you could maybe look at this from a customer perspective as we think about cross-selling and some of these adjacencies. How many labs have flow in PCR but not LC-MS. How do you think about it from a customer opportunity sense?

Dr. Udit Batra:

Yeah, the cross-selling opportunity is also pretty immense, Tycho. In fact, when Tom and I first spoke and we spoke to the teams there, that was the most exciting opportunity, meaning they really... Think Wyatt, with Wyatt also, it was the same thing. A tool that is used in late-stage development and customers almost begging to take it into QA, QC. We had some of the largest customers saying, hey, please attach it to Empower. And it’s exactly the same here. And exactly the same here with a much larger business. So flow cytometry belongs in QA, QC for cell therapy or lipid nano particles and larger particles, and it’ll get there with the help of Empower. You can go to any large pharma lab and if you visit it, and you’ll find flow cytometry in the development lab, but not necessarily in QA, QC.We intend to get it there, so just take the total portfolio of labs that we have. It belongs in each and every biologics characterization lab. So it’s like multi-angle light scattering, and we can do the dimensionalization offline as well with you.

On bio-separations, it’s something similar. We launched MaxPeak Premier almost three years ago now. It basically reduced the affinity of large molecules to surfaces, and customers have still been adopting it three years post-launch, and it’s been growing 40 to 50%. And now, we have access to a much larger portfolio of antibodies. And we’ve been out in the market looking for reagents players to take highly unique antibodies and conjugate them or attach them to our particles in these columns, and now we have access to it. And again, when the teams met in the diligence timeframe, the two teams, we could not stop them from talking to each other. So we’re really looking for the deal to close and get going in earnest.

Amol Chaubal:

And the other side of the equation, look at it this way. We have fraction of the access BD has to the specialty labs and port labs in the world that’s going to open so much more doors for LC-MS in diagnostics. BD has such a dense diagnostic service network that we’re going to be able to offer 24-hour premier service, which is a meaningful value accretion. BD has so much capability in developing menus and biomarkers that’s going to massively accelerate how quickly we bring biomarkers and assays on LC-MS in diagnostics, and the automation capabilities is also going to fast track how we automate and simplify LC-MS in diagnostics.

Dr. Udit Batra:

And with that, Amol is not moving into R&D, I just want to be clear.

Tycho Peterson:

Great. And then follow up, just I want to stress test the assumptions around these commercial excellence synergies. I get service and e-commerce, but what is it that you can do that BD was not already doing on those fronts?

Amol Chaubal:

Yeah, so look. Over the last five years, what started off as back-of-the-envelope exercise has morphed into a highly systematic process and system, KPI-driven instrument, how we do it in our CRM system, how automatically when an instrument becomes due for replacement becomes an opportunity in the CRM, gets meticulously tracked. And that discipline by itself is very accretive. And we’ve mastered that act over the last five years, and you see that in our numbers and in our relative performance versus our peer group. We feel highly confident about this act and that act is going to now be redeployed on this entire install base, both on the flow side as well as on the diagnostic side.

Dr. Udit Batra:

And I think just to sort of embellish on that, Tycho, look, when we came into the business, I remember telling you this anecdote before as well, we had an install base, but we did not know exactly when things were going to get replaced, and we did not know when to go to the customers. And we had built a replacement deck, and we quickly caught up with that by first sort of putting all the installed base into a CRM system, we intend to do the same here, exactly the same here. And second, we came up with a new platform and said, “Hey, dear, customer, instruments are about to be replaced, here is a new platform, Alliance iS,” and that gives the customer trigger to replace. It’s playing out exactly the same. BD has 75,000 instruments installed, 20,000 are up for replacement in the next two years, 20,000.

They have two new platforms, one on the microbiology side that is going through clinical trials that we launched in 2026 – think Alliance iS – and on the molecular side already, and on the flow side, sorry, already that is the FACSDiscover S8, that has been launched recently. So, both of these new platforms along with an installed base that will now get married with the cadence that we’ve developed, and you met some of our colleagues when we had the Investor Day. Rob Carpio, we hired with an expressed intent to systematize our KPIs even more, and Rob has the background that he does, and you have met him and you can imagine how that’ll get deployed in this business.

Amol Chaubal:

Yeah, no, we are super thankful to BD because they’re gifting us a business with amazing innovation that’s going to drive this replacement cycle on every angle. It’s like a déjà vu of EQ Absolute, Alliance iS and Arc HPLC.

Tom Polen:

And Tycho, this is Tom with BD. I’d say, as we got to know, obviously Udit and Amol and the team and the playbook that they’ve executed over the last several years, and we understood how that playbook had panned out to really produce obviously exceptional growth and performance that Waters has over the last several years. We became convinced ourselves that that playbook was highly applicable to these businesses and creating the value that’s been described very well here by Udit and Amol. Again, we as a large company with med tech and life sciences, the opportunity to have a focused life science company here and apply that playbook to the service sector, particularly in the biosciences business. We don’t have a channel that’s focused on the pharma QA/QC lab. We know we’re getting a lot more interest, again, most cell therapies use our technology for release increasingly, but there’s whole sets of unmet needs that still exist in that sector that Waters understands inherently, genetically, in their DNA, that is going to be a big positive to really capitalizing on that opportunity. And those types of opportunities, they continue through in multiple different areas, again, as a pure play life science focused company with a proven playbook and track record that we see as very, very applicable to the two businesses that are combining here today.

Dr. Udit Batra:

Let’s make one or two other embellishments on e-commerce and service attach, since you asked about the three. On service attachment, we again started with about 40% back five years ago. It’s exactly the same scenario. A leading highly reputed service organization where attachment rate is around 40%, and we deploy tactics like ensuring that each time you’re selling something you’re quoting the instrument service revenue. The same thing with renewals. So the tactics are very well proven across the globe, and we intend to deploy them on day one. And on e-commerce, just to give you a benchmark, companies that have antibody portfolios usually have e-commerce penetration between 50 and 75%. 50 to 75%. And so there is a nice headroom here, and you’ll remember from the Sigma days it was exactly like that. We know that this can work, and there are two technology stacks, and we have to assess which one we want to back more, and we’ll put everything on that one. The distribution centers are global, so I don’t want to get into more tactics, but you can be sure that we’ve looked at that very carefully.

Moderator:

Our next question will come from Puneet Souda with Leerink. Please go ahead.

Puneet Souda:

Yeah. Hi Udit, and congrats on this transformative acquisition here and the deal. An important question for you. You led the transformation at Waters five years ago when you joined, and an important part of that has been the discipline and the KPIs that Amol had talked about, and that you implemented across the org, and the commercial org as well. Could you maybe take a minute and help us understand where you see the most significant opportunities on the BD side that you can immediately deploy in terms of overall execution that helps you drive these synergies? You have an aggressive margin improvement profile that you’re expecting here. Maybe just help us understand how you plan to execute on that disciplined execution and KPIs needed for BD that might not be there today, and where the opportunities are despite the tough macro backdrop we’re in.

Dr. Udit Batra:

So Puneet, thank you for your question. First, it’s the team that does the work, and I’m fortunate enough to talk about it. And when we take a step back, look, we’re inheriting from BD a market-leading business that every customer in their segment knows. These are iconic brands, they’ve defined the categories. Be it flow, be it microbiology testing, these are brands that have defined the categories, so nobody needs reminders of what these brands are. Now to deploy the same sort of playbook, the first thing is transparency. Where are these instruments? Where are they placed? We know that our BD colleagues know where they’re placed, getting them into a CRM system like Amol said. And then basically in a very disciplined way going customer by customer and saying, how old is the instrument? Does it require replacement?We’ve done that, and I’m sort of oversimplifying it. There are several other steps, and of course, new products play a huge role in triggering that conversation, and triggering that transition. And we’re inheriting a business that has both those factors, meaning a transparency on the install base, and second, a set of new products that are going to trigger this conversation. So this is fantastic. And again, like our Waters business, customers are very loyal. They don’t switch from one vendor to the other, especially when you’re doing a great job. In this sector as well, they’re regulated segments with over 80% of recurring revenues. And so I think the characteristics are quite similar to what we inherited, and the KPIs would be rather the same.

And on e-commerce for instance, we look at the number of customers coming on e-commerce. I could go into all of the KPIs, but you really look at the number of customers coming in, what the affinity is, what the fallout rate is, and then you apply that model again and again and again, and step by step you start to reach the... I mean, where we are today is 40% penetration. The ambition is even higher. We will take it for a larger business from 20% to over 50% in penetration for e-commerce.

Amol Chaubal:

To answer your other question on margin expansion, look, the assumptions are very prudent. The underlying business that we are inheriting, we are only making modest assumptions of 30 to 40 basis points of margin expansion each year. Where the margin expansion really comes from is the cost and the revenue synergies, which as we outline, are very real, and prudently estimated, and have high degree of confidence that we’ll achieve the cost synergies in three years, and the revenue synergies in five years. So we feel really comfortable and confident that we can get to 32% margin by year five.

Puneet Souda:

And Amol, following up on that margin question, if I may, at the Investor Day you had laid out a 35% off margin target for 2030, now it’s 32%. Obviously the mix is going to change here with pro forma. Can you maybe just help us understand, is there conservatism there? Where’s the room for upside? Because now you’re projecting a forty-BPS margin expansion annually versus 60 to 70 BPS that you had before. Obviously this has implications for the valuation expectations for Waters that were established at the Investor Day. Thank you.

Amol Chaubal:

Look, the underlying Waters margin profile that we communicated on the Investor Day really doesn’t change. The assumptions we are making on BD’s standalone business are pretty prudent, and gives us a meaningful upside potential if we are able to execute all the programs that we’re inheriting from BD on margin expansion well. So we’ve really suggested those programs, if those programs really work well, there should be a meaningful upside to the standalone margin. And as we discussed on cost and revenue synergies, there is upside to those numbers, and that would further accrete the margin. What’s most critical is when you look at EPS. EPS is already accretive in the first year, and with what we are outlining producers meetings, EPS growth, so financially it is pretty robust. And then you take one step back and look how compelling the combination is. Not one, not two, but all the three life science adjacencies that we have get accelerated. It produces an amazing 70% annually recurring business that brings growth stability on the back of a business that has more than 80% of revenue coming from market-trusted iconic brands. We feel really great about this, because that’s going to create long-term meaningful value for shareholders.

Moderator:

Our next question will come from Brandon Couillard with Wells Fargo. Please go ahead.

Brandon Couillard:

Hi, thanks. Good morning. Udit, I think the consensus is modeling somewhere around three to 4% organic growth for the BD assets next couple of years. How did you get comfortable that this business is a mid-single-digit plus-grower? Did you consider just acquiring the flow asset as opposed to the combined entity, to talk about the appeal of two different sides? Thanks.

Dr. Udit Batra:

Let me first start, and I’ll let Tom comment on the transaction that was on offer. Look, historically the BD, Bioscience & Diagnostics business has grown mid-single-digit plus. And you rightly commented, there are two portions to it. The flow business, which historically has been a high single-digit grower through thick and thin, and the diagnostics business. And in the diagnostics business itself, 65% is microbiology, where BD defines the category globally. And that has been growing mid-single-digits long term. In the next few years, and in fact, just last year, BD launched first in the flow area, the FACSDiscover S8, which is a new platform, basically it’s setting a new standard in the industry. And the pre-sales have been tremendous from what we learned from the team. And on the microbiology side, the team’s launching a new platform next year where the clinical studies are going extremely well.

So both of these businesses have historically grown, mid-single-digit plus, have had new launches or are coming up with new launches very, very soon that should trigger even further growth. Now if you look at the current trends, as with every other business, they’ve experienced one or two challenges in the current timeframe. First, the A&E, and the drug discovery market has been slow, and we’ve modeled a start of a slow recovery on that front. They had supply issues on the BACTEC business that have been resolved, that started middle of last year, that is now in the baseline, and has been resolved and is nicely coming up through the penetration, and we expect upside from that.

And the third is the slowdown in the China business. And not unlike everybody else, BD also experienced some challenges there with importation of their high-end flow business that has also been resolved. So you take all of those three things, they go into the baseline, you start with a lower base, and you start to grow from that base. And you are very quickly in the mid-single-digit plus range. And for the pro forma business, we think by the end of 2026, we’ll already be in the mid-single-digit plus range for the full year.

Tom Polen:

This is Tom. Just to add on, Udit described it exceptionally well. I would describe it as, as you think about, biosciences has always grown high single digits, as Udit described, and the diagnostics business has always grown mid-single digits. There’s those three areas in the acute short-term over the last 12 months with academic government spending. I would describe the biosciences business as spring-loaded to recover. As that market’s come back, it’s reset at a lower base, and the innovations that we’re launching are truly changing the category. We just launched the FACSDiscover A8, which is off to an exceptionally strong start. We’re ahead of our initial plans by a good margin in terms of the number of instruments purchased there right off the bat. BACTEC, again, there was a supplier issue last year that is fully back with full optimized supply, and the run rate of that has been moving up basically 10 points a quarter back towards its historical level, and very much on track. That’s going to have, obviously, a relatively simple comp as that continues to grow over as we head into next year.

And then China. So you think about China for the flow business, there had been an import ban on certain flow cytometers into Europe or into China, that has been basically mitigated with exceptions, and is poised to just have that permanently eliminated, which is an active review, and it processed through the federal government. But in the meantime also we’ve actually localized the number one selling BD flow cytometer in China. We just went live on making that now in China. Which does two parts. One is, it gets around the import ban. Second is, it actually gets around tariffs completely as well, because we were importing that product from the US to China, that’s now being made in China, local. That’s our FACSLyric, which is by far and away the number one selling BD flow cytometer there. So there’s a number of different factors that really position both businesses well to return to that long-term strong growth profile.

Dr. Udit Batra:

Thank you, Tom. Look, we are reaching the top of the hour. I want to conclude firstly by thanking you all for jumping onto the call so quickly. I want to reiterate that this is a fantastic strategic fit. We get access to a larger total accessible market of 40 billion that grows five to 7% over the mid to long term. It’s a fantastic strategic fit. It allows us, as Waters, to apply our operational levers on day one. And all at once gives us access to the three strategic, faster growing adjacencies that we’ve been talking about for the last several years. It increases growth stability. Going forward, our recurring revenues will be over 70%, and these are in areas which are dependent on non-discretionary spending. So really fantastic there as well. And finally, it’ll be an industry-leading financial outlook with significant cost, and revenue synergies. The deal is EPS accretive in year one, and has a mid-teens EPS growth every single year for the next five years. So thank you again for joining us, and we’ll talk to you in the coming days.

Moderator:

This now concludes the call. Thank you for joining us and have a good day. You may disconnect at this time.

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, Augusta SpinCo Corporation (“SpinCo”) and BD, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at Waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at BD.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

It should also be noted that projected financial information for the combined businesses of Waters and SpinCo is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Waters or SpinCo. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed transaction may not be satisfied; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Waters is unable to achieve the synergies and value creation contemplated by the proposed transaction; Waters is unable to promptly and effectively integrate SpinCo’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed transaction; legal proceedings are instituted against Waters, BD or the combined company; Waters, SpinCo or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of Waters and BD or on Waters’ and BD’s operating results.

Any forward-looking statements speak only as of the date of this communication. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EPS and adjusted operating margin. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Waters’ and BD’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. For Calendar Year 2025, Waters’ projected adjusted EBITDA for BD’s Biosciences & Diagnostic Solutions business is approximately $925 million. Due to the SEC methodology that requires allocating BD’s corporate overhead costs (approximately $200 million), which are not required to operate the Bioscience & Diagnostic Solutions business and will not transfer post-spin, as well as approximately $100 million in one-time, non-recurring costs related to the spin-off, transaction, and restructuring, EBITDA for BD’s Biosciences & Diagnostic Solutions business in BD’s carveout financial statements for the same period would be expected to be approximately $300 million lower.